ROCK RESOURCES INC.

82-4504

NEWS RELEASE

02028545

April 8, 2002

SUPPL

02 APR 22 AM 11:58

Corporate Communications Team

The Company is pleased to announce that it has entered into a corporate communications employment contract with James MacFarlane. His compensation is $2,000./month. This remuneration will be paid from general working capital and the term of employment is monthly. James MacFarlane does not have a direct or indirect interest in the company by way of share ownership. James MacFarlane does not have a right to acquire shares other than from the granting of employee stock options.

On behalf of the Board of Directors:

"Thomas J. Kennedy"

PROCESSED
MAY 0 1 2002
P THOMSON FINANCIAL

Thomas J. Kennedy
President

CDNX RCK

Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 682-2928 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com

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